OM

Act 9-26-2005 *

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05043461

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-52746

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 19 2005
WASH, D.C. 198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/04 (MM/DD/YY) AND ENDING 3/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICICI Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum **(212) 509-7800**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *of individual, state last, first, middle name*)

60 Broad Street	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sripat Pandey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ICICI Securities Inc., as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

07-12-05

LU JONATHAN XIANG YU
NOTARY PUBLIC - STATE OF NEW YORK
OILU6073947
QUALIFIED IN QUEENS COUNTY
My Commission Expires 4/29/2006

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

ICICI SECURITIES INC.

March 31, 2005

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
ICICI Securities Inc.

We have audited the accompanying statement of financial condition of ICICI Securities Inc. (the "Company") as of March 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ICICI Securities Inc. as of March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
May 24, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

ICICI Securities Inc.

STATEMENT OF FINANCIAL CONDITION

March 31, 2005

Expressed in U.S. Dollars

ASSETS

Cash and cash equivalents	$ 620,733
Due from affiliate	492,707
Receivable from clearing broker	108,127
Other assets	24,033
Total assets	$1,245,600

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 206,322
Due to Parent	113,103
Total liabilities	319,425
Stockholder's equity	926,175
Total liabilities and stockholder's equity	$1,245,600

The accompanying notes are an integral part of this statement.

ICICI Securities Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

March 31, 2005

Expressed in U.S. Dollars

NOTE A - ORGANIZATION

ICICI Securities Inc. (the "Company") is a wholly-owned subsidiary of ICICI Securities Holdings, Inc. ("Parent"), which is an indirect wholly-owned subsidiary of ICICI Bank Limited, an Indian financial services company whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets and a US clearing broker, BNY Clearing Services, LLC, for securities traded on the United States markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, but it is subject to Rule 15c3-1, the Uniform Net Capital Rule.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents include cash and short-term money market fund or other instruments purchased with an original maturity of three months or less.

The Company records securities transactions executed for its customers on a settlement-date basis.

The Company is a wholly-owned subsidiary of its Parent and therefore all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Expressed in U.S. Dollars

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company has a fully disclosed clearing arrangement with a clearing broker. Receivable from clearing broker represents cash on deposit at the clearing broker. The clearing broker is a member of the New York Stock Exchange and various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC.

NOTE D - RELATED PARTY TRANSACTIONS

Pursuant to an agreement, the Company owes its Parent a monthly administrative fee for managing the operations of the Company. As of March 31, 2005, payable to Parent of $113,103 represents amounts then owing to the Parent relating to these administrative fees.

Some of the Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by this affiliate and remitted to the Company net of the affiliate's charges for facilitation fees. As of March 31, 2005, receivable from affiliate in the amount of $492,707 represents the Company's share of commissions earned from customer securities transactions collected by this affiliate which had not yet been paid to the Company by the affiliate.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At March 31, 2005, the Company had net capital of $401,326 which exceeded requirements by $301,326.

NOTE F - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

NOTE F (continued)

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits and a deposit with a clearing broker. However, the Company does not believe that these amounts are exposed to significant risk.

NOTE G - INCOME TAXES

The Company is included in a consolidated Federal income tax return with it Parent. The provision for income taxes is determined, however, on a separate return basis. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At March 31, 2005, deferred tax assets resulting from net operating loss carried forward were approximately $50,000, which is fully reserved for with a valuation allowance. The Company has cumulative potential carryforward losses of approximately $124,000 available to offset future taxable income.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

ICICI SECURITIES INC.

March 31, 2005

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
ICICI Securities Inc.

In planning and performing our audit of the financial statements and supplementary information of ICICI Securities Inc. (the "Company") for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ii) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Broad Street
: York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

Thornton LLP
member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on SEC rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
May 24, 2005

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com